# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Infleqtion, Inc., CIK 0002007825
CUSIP: 45676K103
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 1315 WEST CENTURY DRIVE, SUITE 150, LOUISVILLE, Colorado (CO), 80027
Date of event which requires filing of this statement: 02/17/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001821219

## Reporting persons
- Global Frontier Investments LLC: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 25,622,170; sole dispositive power 0; shared dispositive power 25,622,170; aggregate amount beneficially owned 25,622,170 (11.8% of the class)
  Comment: Percentage calculated based on 216,471,927 shares of Common Stock outstanding as of February 13, 2026 as reported in the Current Report on 8-K filed by the Issuer on February 13, 2026
- Global Frontier Quantum Opportunity Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 20,839,094; sole dispositive power 0; shared dispositive power 20,839,094; aggregate amount beneficially owned 20,839,094 (9.6% of the class)
  Comment: Percentage calculated based on 216,471,927 shares of Common Stock outstanding as of February 13, 2026, as reported in the Current Report on 8-K filed by the Issuer on February 13, 2026.
- W. Grant Dollens: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 83,376; shared voting power 25,622,170; sole dispositive power 83,376; shared dispositive power 25,622,170; aggregate amount beneficially owned 25,705,546 (11.9% of the class)
  Comment: Percentage calculated based on 216,471,927 shares of Common Stock outstanding as of February 13, 2026, as reported in the Current Report on 8-K filed by the Issuer on February 13, 2026.

## Item 1. Issuer
Name of issuer: Infleqtion, Inc.
Address of issuer's principal executive offices: 1315 WEST CENTURY DRIVE, SUITE 150, LOUISVILLE, COLORADO, 80027.

## Item 2. Person Filing
Name of person filing:
Global Frontier Investments, LLC (?GFI?)

Global Frontier Quantum Opportunity Fund, L.P. (?GFQOF?)

W. Grant Dollens

GFI is the investment adviser to and general partner of investment funds, including GFQOF. Mr. Dollens is the control person of GFI and the portfolio manager of GFQOF. The reporting persons are filing this statement jointly but not as members of a group, and they expressly disclaim membership in a group. Each reporting person disclaims beneficial ownership of Common Stock except to the extent of that person?s pecuniary interest therein. In addition, the filing of this Schedule 13G on behalf of the GFQOF should not be construed as an admission that it is, and it disclaims that it is, a beneficial owner, as defined in Rule 13d-3 under the Act, of any Common Stock covered by this Schedule 13G.
Address of principal business office or, if none, residence: 92 Broad Street, Charleston, SC 29401
Citizenship: See Item 4 of the cover sheet for each reporting person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
GFI: 25,622,170

GFQOF: 20,839,094

W. Grant Dollens: 25,705,546
Percent of class:
GFI: 11.84%

GFQOF: 9.63%

W. Grant Dollens: 11.87%
Sole power to vote or to direct the vote:
GFI: 0

GFQOF: 0

W. Grant Dollens: 83,376
Shared power to vote or to direct the vote:
GFI: 25,622,170

GFQOF: 20,839,094

W. Grant Dollens: 25,622,170
Sole power to dispose or to direct the disposition:
GFI: 0

GFQOF: 0

W. Grant Dollens: 83,376
Shared power to dispose or to direct the disposition:
GFI: 25,622,170

GFQOF: 20,839,094

W. Grant Dollens: 25,622,170

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: GFQOF holds the Common Stock for the benefit of its investors and has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Global Frontier Investments LLC: W. Grant Dollens, Manager (02/23/2026)
- Global Frontier Quantum Opportunity Fund, LP: W. Grant Dollens, Manager (02/23/2026)
- W. Grant Dollens: W. Grant Dollens, Manager (02/23/2026)